

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

John Naccarato
General Counsel
Algoma Steel Group Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4, Canada

      Re: Algoma Steel Group Inc.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed September 8, 2021
           File No. 333-257732

Dear Mr. Naccarato:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 filed September 8, 2021

Certain Material U.S. Federal Income Tax Considerations, page 126

1.   We note your response to prior comment 3. Please clarify why you believe your current disclosure is not a representation of the tax consequences of the merger. It is unclear why you believe the disclosure must include only one tax outcome to be such a representation, rather than multiple, alternative tax outcomes. Please note, in this regard, Section III.C.4 of Staff Legal Bulletin No. 19, which discusses how to address opinions subject to uncertainty, including situations where, like here, as you state, there is a lack or absence of authority or significant doubt about the tax consequences. Also, in light of the uncertainties noted in your response and disclosure, it continues to appear tax consequences of the merger are so unusual or complex that investors would need to have

the benefit of an expert's opinion to understand the tax consequences in order to make an informed investment decision. Refer to the second bullet point Section III.A.2 of Staff Legal Bulleting No. 19. Therefore, please file the exhibit required by Item 601(b)(8) of Regulation S-K.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Perry Hindin at (202) 551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Adam Givertz